Financial Statement - Cash Basis:Profit and Loss by Month - Cash Basis

January - March, 2025

	Jan 2025	Feb 2025	Mar 2025	Total
INCOME				
Sales	143,214.15	123,680.83	141,508.41	408,403.39
Sales Tax Collected	14,593.10	12,663.29	14,514.48	41,770.87
Tips Collected	24,612.08	21,086.15	23,655.00	69,353.23
Total Sales	**182,419.33**	**157,430.27**	**179,677.89**	**519,527.49**
Wine Club Subscription			29.99	29.99
Sales Tax Collected			3.07	3.07
Total Wine Club Subscription			**33.06**	**33.06**
Total Income	**182,419.33**	**157,430.27**	**179,710.95**	**519,560.55**
COST OF GOODS SOLD				
Beverage	7,017.79	6,621.47	4,577.29	18,216.55
Food	35,559.32	31,428.35	30,913.36	97,901.03
Supplies & Materials	3,494.86	2,957.11	1,864.30	8,316.27
Total Cost of Goods Sold	**46,071.97**	**41,006.93**	**37,354.95**	**124,433.85**
GROSS PROFIT	**136,347.36**	**116,423.34**	**142,356.00**	**395,126.70**
EXPENSES				
Advertising & Marketing	152.00	8.00	8.00	168.00
Bank Charges & Fees	0.95	8.45	54.75	64.15
Merchant Fee	5,142.47	4,527.10	5,101.77	14,771.34
Total Bank Charges & Fees	**5,143.42**	**4,535.55**	**5,156.52**	**14,835.49**
Car & Truck				0.00
Fuel & Gas			414.88	414.88
Parking and Tolls	21.35	17.80	133.85	173.00
Truck Lease	375.77	375.77	375.77	1,127.31
Total Car & Truck	**397.12**	**393.57**	**924.50**	**1,715.19**
Donation		502.00	457.63	959.63
Dues & Subscriptions	135.43	62.72	102.70	300.85
Education & Training	480.00			480.00
Insurance	525.00	525.00	969.70	2,019.70
Business Insurance & Workers Comp			2,537.00	2,537.00
Total Insurance	**525.00**	**525.00**	**3,506.70**	**4,556.70**
Interest Paid	3,736.16	3,587.01	3,300.94	10,624.11
Job Supplies	1,182.83	1,640.56	1,820.57	4,643.96
Legal & Professional Services				0.00
Accounting	650.00	650.00	650.00	1,950.00
Legal		1,485.00	495.00	1,980.00
Website Design	502.50		360.00	862.50
Total Legal & Professional Services	**1,152.50**	**2,135.00**	**1,505.00**	**4,792.50**
Meals & Entertainment	179.72	193.33	1,016.07	1,389.12

	Jan 2025	Feb 2025	Mar 2025	Total
Office Supplies	310.10		290.37	600.47
PAYROLL EXPENSES				0.00
Officers Compensation	18,461.52	12,307.68	9,153.84	39,923.04
S-Corp Shareholders Health Insurance	826.21	826.21		1,652.42
Total Officers Compensation	**19,287.73**	**13,133.89**	**9,153.84**	**41,575.46**
Overtime	750.76	323.71	444.53	1,519.00
Payroll Taxes	10,069.52	4,955.84	4,490.93	19,516.29
Regular	28,200.67	21,494.80	22,443.07	72,138.54
Simple IRA - Employer Match	333.08	364.67	135.71	833.46
Time Off	4,040.00	2,676.00	721.19	7,437.19
Tips	30,024.66	20,664.87	20,991.53	71,681.06
Total PAYROLL EXPENSES	**92,706.42**	**63,613.78**	**58,380.80**	**214,701.00**
Postage and Shipping	19.99	19.99	19.99	59.97
Rent and Lease	7,564.72	7,607.74	8,269.02	23,441.48
Repairs & Maintenance	657.71	264.00		921.71
Research and development	45.52			45.52
Restaurant Smallwares	441.31	1,018.48	109.15	1,568.94
Security / Alarm Service	121.22	121.22	121.22	363.66
Software Subscriptions	1,216.15	575.15	955.15	2,746.45
Taxes and Licenses				0.00
Licenses	411.24	753.29		1,164.53
Passthrough Entity Elective Tax			13,000.00	13,000.00
Sales Tax	13,149.07	14,593.10	13,423.09	41,165.26
State Tax			519.00	519.00
Total Taxes and Licenses	**13,560.31**	**15,346.39**	**26,942.09**	**55,848.79**
Travel			2,145.43	2,145.43
Lodging			71.99	71.99
Total Travel			**2,217.42**	**2,217.42**
Uniforms	1,408.19	126.83	388.08	1,923.10
Utilities				0.00
Electricity & Gas	2,625.81	2,198.68	1,498.65	6,323.14
Internet	97.26	99.46	99.46	296.18
Telephone	200.77	200.94	201.01	602.72
Trash & Recycle			630.09	630.09
Water	119.08		119.08	238.16
Total Utilities	**3,042.92**	**2,499.08**	**2,548.29**	**8,090.29**
Total Expenses	**134,178.74**	**104,775.40**	**118,040.21**	**356,994.35**
NET OPERATING INCOME	2,168.62	11,647.94	24,315.79	38,132.35
OTHER INCOME				
Cash Rewards	46.91	38.37	11.99	97.27
INTEREST EARNED	1.90	1.58	1.59	5.07

	Jan 2025	Feb 2025	Mar 2025	Total
Total Other Income	48.81	39.95	13.58	102.34
NET OTHER INCOME	48.81	39.95	13.58	102.34
NET INCOME	$2,217.43	$11,687.89	$24,329.37	$38,234.69

Financial Statement - Cash Basis:Balance Sheet - Cash Basis

As of March 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
Checking (7591)	93,868.93
Checking (7601) - Sales Tax	305.60
CLEARING	0.00
REGISTER CASH	17,778.87
Savings (7630)	33,305.51
Stripe	0.00
Total Bank Accounts	**145,258.91**
Other Current Assets	
Credit Card Sales Receivable	11,997.86
INVENTORY	
BEER (inventory)	0.00
FOOD (inventory)	0.00
MERCHADISE (inventory)	0.00
WINE (inventory)	4,845.00
Total INVENTORY	**4,845.00**
PREPAID RENT	0.00
Total Other Current Assets	**16,842.86**
Total Current Assets	**162,101.77**
Fixed Assets	
FIXED ASSETS	
EQUIPMENT (assets)	120,019.27
Accumulated Depreciation- equipment	-72,512.00
Total EQUIPMENT (assets)	**47,507.27**
FURNITURE & FIXTURES	37,731.26
Accumulated Depreciation- furniture	-26,956.00
Total FURNITURE & FIXTURES	**10,775.26**
Total FIXED ASSETS	**58,282.53**
Leasehold Improvements	39,084.31
Accumulated Depreciation	-5,538.00
Total Leasehold Improvements	**33,546.31**
Truck	5,573.48
Total Fixed Assets	**97,402.32**
Other Assets	
Loan to Shareholders	341,808.40
Total Other Assets	**341,808.40**
TOTAL ASSETS	**$601,312.49**

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Credit Cards

	Total
Amex 001	10,012.64
Amex 1031	-6,439.31
BOA 3633	
Credit Card (3633)	-24,393.57
CREDIT CARD 1921	25,419.14
Total BOA 3633	**1,025.57**
Total Credit Cards	**4,598.90**
Other Current Liabilities	
Deferred Revenue	0.00
EE Tax Liability	0.00
Garnishment	0.00
GIFT CARDS LIABILITY	17,512.45
Insurance Payable	
Dental	50.79
Medical	-1,299.27
Total Insurance Payable	**-1,248.48**
SBA Loan	312,974.57
Short Term Loan Payable	0.00
SIMPLE IRA Payable	436.88
TAXES DUE	
CA COUNTY TAX PAYABLE	0.00
CA SPECIAL TAX PAYABLE	0.00
CA STATE TAX PAYABLE	0.00
California Department of Tax and Fee Administration Payable	0.00
Out Of Scope Agency Payable	0.00
Total TAXES DUE	**0.00**
TIPS PAYABLE	0.00
Total Other Current Liabilities	**329,675.42**
Total Current Liabilities	**334,274.32**
Long-Term Liabilities	
NOTES PAYABLE	91,191.93
Total Long-Term Liabilities	**91,191.93**
Total Liabilities	**425,466.25**
Equity	
Opening Balance Equity	6,439.31
Retained Earnings	275,167.87
SHAREHOLDER EQUITY	
SHAREHOLDER CONTRIBUTION	4,204.87

	Total
SHAREHOLDER DISTRIBUTION	-148,200.50
Total SHAREHOLDER EQUITY	**-143,995.63**
Net Income	38,234.69
Total Equity	**175,846.24**
TOTAL LIABILITIES AND EQUITY	**$601,312.49**

Statement of Cash Flows

January - March, 2025

	Total
OPERATING ACTIVITIES	
Net Income	38,234.69
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit Card Sales Receivable	-11,997.86
Amex 001	-4,837.45
Amex 1031	-6,439.31
BOA 3633:Credit Card (3633)	-143.80
BOA 3633:CREDIT CARD 1921	644.27
GIFT CARDS LIABILITY	198.62
Insurance Payable:Dental	50.79
Insurance Payable:Medical	-634.66
SBA Loan	-5,574.22
SIMPLE IRA Payable	435.71
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-28,297.91**
Net cash provided by operating activities	**9,936.78**
INVESTING ACTIVITIES	
FIXED ASSETS:EQUIPMENT (assets)	-2,823.66
Truck	-573.48
Loan to Shareholders	-38,664.31
Net cash provided by investing activities	**-42,061.45**
FINANCING ACTIVITIES	
NOTES PAYABLE	-9,628.28
Opening Balance Equity	6,439.31
SHAREHOLDER EQUITY:SHAREHOLDER DISTRIBUTION	-40,975.01
Net cash provided by financing activities	**-44,163.98**
NET CASH INCREASE FOR PERIOD	**-76,288.65**
Cash at beginning of period	221,547.56
CASH AT END OF PERIOD	**$145,258.91**